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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person

     El Paso Energy Corporation
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   (Last)               (First)                 (Middle)

     El Paso Energy Building
     1001 Louisiana Street
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                                    (Street)

     Houston,            Texas                  77002
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   (City)               (State)                 (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

     3/13/99

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3. IRS or Social Security Number of Reporting Person (Voluntary)

     76-0568816
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4. Issuer Name and Ticker or Trading Symbol

     Sonat Inc.                              (Symbol NYSE:  SNT)
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5 Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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6. If Amendment, Date of Original (Month/Day/Year)


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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
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


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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)


FORM 3 (continued)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
1. Title of Derivative   Date       Expira-                                Number           Price of       Indirect       Beneficial
   Security              Exer-      tion                                   of               Derivative     (I)            Ownership
   (Instr. 4)            cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Option (contingent       (see       (see           Common Stock            21,899,515       $27.238          (D)
right to buy)            attached)   attached)     par value $1.00
(see attached)                                     per share
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
Explanation of Responses:


     This Initial Statement of Beneficial Ownership on Form 3 (this "Form 3") is being filed by El Paso Energy Corporation, a Delaware corporation ("El Paso"). On March 13, 1999, El Paso and Sonat Inc., a Delaware corporation ("Sonat") entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, among other things, the merger of Sonat with and into El Paso. In connection with the Merger Agreement, El Paso and Sonat entered into a Stock Option Agreement (the "Option Agreement"), dated as of March 13, 1999, under which Sonat granted El Paso an option (the "Option") to purchase up to 21,899,515 shares of common stock, par value $1.00 per share, of Sonat (the "Sonat Shares") subject to certain customary anti-dilution adjustments. El Paso may not exercise the Option until the termination of the Merger Agreement pursuant to certain of the termination provisions contained therein.

     By reason of its execution of the Sonat Option Agreement, El Paso may be deemed to have beneficial ownership of the Sonat Shares subject to the Option and, accordingly, might be deemed to beneficially own 21,899,515 (or approximately 16.7% of the outstanding Sonat Shares based upon the 110,047,818 Sonat Shares outstanding on March 11, 1999 as provided in the Merger Agreement). El Paso expressly disclaims any beneficial ownership of Sonat Shares which are purchasable by El Paso upon exercise of the Option, on the grounds that the Option is not presently exerciseable and only becomes exerciseable upon the occurrence of the events referred to above. If the Option were exercised, El Paso would have the sole right to vote and to dispose of the Sonat Shares issued as a result of such exercise.

     Neither the filing of this Form 3 nor any of its contents shall be deemed to constitute an admission that El Paso is the beneficial owner of Sonat Shares subject to the Option for purposes of Sections 13(d) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose and such beneficial ownership is expressly disclaimed. The foregoing summary of the Option Agreement is qualified in its entirety by reference to such agreement, which has been filed as an exhibit to El Paso's Schedule 13D filed with respect to Sonat on the date hereof.




          /s/ Britton White Jr.                             3/23/99
---------------------------------------------        -----------------------
      (**)Signature of Reporting Person                       Date
          BRITTON WHITE JR.
          EXECUTIVE VICE PRESIDENT
          AND GENERAL COUNSEL
          EL PASO ENERGY CORPORATION




** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

SEC 1473 (8-92)